SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           Select Software Tools, Ltd.
                     ----------------------------------------
                               (Name of Issuer)

                                 Sponsored ADR's
                     ----------------------------------------
                        (Title of Class of Securities)

                                    816200109
                     ----------------------------------------
                                (CUSIP Number)


                                  Erinch Ozada
                              Archery Capital, LLC
                           237 Park Avenue, Suite 801
                               New York, NY 10017
                            Telephone: (212) 808-7484
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                               November 13 , 1997
                     ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Archery Capital, LLC
         ----------------------------------------------------------------------
         Tax Identification Number 13-3884177
         ----------------------------------------------------------------------

         (2) Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------
|_|      (b)
             ------------------------------------------------------------------
             ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                              ----------------------------------
         -----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                              ----------------------------------
         -----------------------------------------------------------------------



--------------------      (7)    Sole Voting Power
                                                      --------------------------
    Number of                     ----------------------------------------------
      Shares               (8)    Shared Voting Power    649,750
   Beneficially                                       --------------------------
     Owned by                     ----------------------------------------------
       Each                (9)    Sole Dispositive Power
    Reporting                                          -------------------------
      Person                      ----------------------------------------------
       With                (10)   Shared Dispositive Power    649,750
                                                            --------------------
--------------------              ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    649,750
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    6.3%
                                                            --------------------
         -----------------------------------------------------------------------


(14)     Type of Reporting Person (See Instructions)   IN
                                                     ---------------------------

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pharos Fund Limited
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

         (2) Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------
|_|      (b)
             ------------------------------------------------------------------
             ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                              ----------------------------------
         -----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    British Virgin Islands
                                              ----------------------------------
         -----------------------------------------------------------------------



--------------------      (7)    Sole Voting Power
                                                      --------------------------
    Number of                     ----------------------------------------------
      Shares               (8)    Shared Voting Power    649,750
   Beneficially                                       --------------------------
     Owned by                     ----------------------------------------------
       Each                (9)    Sole Dispositive Power
    Reporting                                          -------------------------
      Person                      ----------------------------------------------
       With                (10)   Shared Dispositive Power    649,750
                                                            --------------------
--------------------              ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    649,750
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    6.3%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lighthouse USA Partners, L.P.
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

         (2) Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------
|_|      (b)
             ------------------------------------------------------------------
             ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                              ----------------------------------
         -----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                              ----------------------------------
         -----------------------------------------------------------------------



--------------------      (7)    Sole Voting Power
                                                      --------------------------
    Number of                     ----------------------------------------------
      Shares               (8)    Shared Voting Power    649,750
   Beneficially                                       --------------------------
     Owned by                     ----------------------------------------------
       Each                (9)    Sole Dispositive Power
    Reporting                                          -------------------------
      Person                      ----------------------------------------------
       With                (10)   Shared Dispositive Power    649,750
                                                            --------------------
--------------------              ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person    649,750
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    6.3%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Sponsored ADRs, par value $0.0001 per share (the "Securities"), of Select Software Tools, Ltd. (the "Issuer"), a company formed under the laws of the United Kingdom, with its principal executive offices located at Westmoreland House, 80-86 Bath Road, Cheltenham, Gloucester, England GL53 7JT.

Item 2.  Identity and Background.

                  (a) This statement is being filed by Archery Capital, LLC, a Delaware limited liability company, Pharos Fund Limited, a company organized under the laws of the British Virgin Islands, and Lighthouse Partners USA, L.P., a Delaware limited partnership (collectively, the "Reporting Persons").

                  Archery Capital, LLC is a Delaware limited liability company, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Archery Capital, LLC is a privately-placed unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, Archery Capital, LLC has acted as the investment adviser to fewer than 15 clients, none of which were investment companies required to be registered under the Investment Company Act of 1940, as amended.

                  Pharos Fund Limited is a company organized under the laws of the British Virgin Islands, and has its business address at 20 Reid Street, Hamilton HM 11, Bermuda. Pharos Fund Limited is an unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. Archery Capital, LLC acts as the investment adviser to Pharos Fund Limited pursuant to an Investment Management Agreement dated April 30, 1996 and, as such, has full discretionary investment management authority with respect to the assets of Pharos Fund Limited.

                  Lighthouse Partners USA, L.P. is a Delaware limited partnership, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Lighthouse Partners USA, L.P. is a privately-placed unregistered investment fund whose outstanding securities are beneficially owned by less than 100 persons. Pursuant to the Lighthouse Limited Partnership Agreement dated January 1, 1997, Archery Capital, LLC, is the investing general partner of Lighthouse Partners USA, L.P., and, as such, has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P.

                  (b)-(c), (f) The directors and executive officers of Archery Capital, LLC and Pharos Fund Limited are set forth on Schedule I and Schedule II, respectively, attached hereto, and the general partners of Lighthouse Partners USA, L.P. are set forth on Schedule

III, attached hereto. Schedule I, Schedule II and Schedule III set forth the following information with respect to each such person:

                           (i) name;

                           (ii) business address (or residence address where indicated);

                           (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                           (iv) citizenship.

                  (d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I, Schedule II or Schedule III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  From March 4, 1997 to October 30, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to use its working capital to purchase 467,850 shares of sponsored ADRs of Select Software Tools, Ltd. in market transactions. From February 11, 1997 to October 30, 1997, Archery Capital, LLC, pursuant to its authority under the Lighthouse Limited Partnership Agreement, caused Lighthouse Partners USA, L.P. to purchase 47,900 shares of sponsored ADRs of Select Software Tools, Ltd. in market transactions. Prior to November 13, 1997, the Reporting Persons were the beneficial owners of approximately 4.9% of the sponsored ADRs of Select Software Tools, Ltd. On November 13, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to use $262,480 of working capital to purchase an additional 34,000 shares of the sponsored ADRs of Select Software Tools, Ltd. (the "November 13 Transaction"), and on November 14, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to use $795,000 of its working capital to purchase an additional 100,000 shares of the sponsored ADRs of Select Software Tools, Ltd. (the "November 14 Transaction"). As of November 13, 1997, the Reporting Persons were the beneficial owners of 549,750 shares of Securities, representing approximately 5.3% of the outstanding Securities of the Issuer, and as of November 14, 1997, the Reporting Persons were the beneficial owners of 649,750 shares of Securities, representing approximately 6.3% of the outstanding Securities of the Issuer.

                  None of the Reporting Persons have acquired any additional shares of Securities of the Issuer since November 14, 1997.

Item 4.  Purpose of Transaction.

                  As described more fully in Item 3 above, this statement relates to the acquisition of beneficial ownership of 649,750 shares of Securities by the Reporting Persons. The Securities acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of sponsored ADRs or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) As a result of the November 13 Transaction and the November 14 Transaction, the Reporting Persons may be deemed to be the beneficial owners of 649,750 shares of Securities. Based upon information received from Select Software Tools, Ltd., such Securities constitute approximately 6.3% of the issued and outstanding Securities. As described above in Item 2, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited and Lighthouse Partners USA, L.P., respectively. As a result, the Reporting Persons share power to direct the vote and to direct the disposition of the 649,750 shares of Securities.

                  (c) Except as disclosed in Item 3, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in
Schedule I, Schedule II, or Schedule III, has effected any transaction in the Securities during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to the Pharos Advisory Agreement Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Pharos Fund Limited.

                  Pursuant to the Lighthouse Limited Partnership Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Lighthouse Partners USA, L.P.

                  Other than the investment management agreement and the relationship mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit                     Description
-------                     -----------

A. Advisory Agreement between Archery Capital, LLC and Pharos Fund Limited, dated April 30, 1996 (the "Pharos Advisory Agreement").

B. Limited Partnership Agreement of Lighthouse Partners USA, L.P., dated January 1, 1997 (the "Lighthouse Limited Partnership Agreement").

C. Joint Filing Agreement among Archery Capital, LLC, Pharos Fund Limited and Lighthouse Partners USA, L.P.

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                    ARCHERY CAPITAL, LLC


                                     By:  /s/   Erinch Ozada
                                        ------------------------------
                                     Name:   Erinch Ozada
                                     Title:  Managing Member

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                         PHAROS FUND LIMITED



                                          By:  /s/   Philip C. Pedro
                                              ------------------------------
                                          Name:  Philip C. Pedro
                                          Title: Secretary

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                   LIGHTHOUSE PARTNERS USA, L.P.


                                    By:      ARCHERY CAPITAL, LLC
                                             its General Partner


                                             By:  /s/   Erinch Ozada
                                                ------------------------------
                                             Name:  Erinch Ozada
                                             Title: Managing Member

                                   Schedule I


                  The name and present principal occupation of each of the executive officers and directors of Archery Capital, LLC are set forth below.

=================================================================================================
       Name and                       Position with Reporting           Principal Occupation
       Citizenship                            Person                    and Business Address
-------------------------------------------------------------------------------------------------
Erinch Ozada                        Managing Member                     Managing Member
                                                                        Archery Capital, LLC
Republic of Cyprus citizen                                              237 Park Avenue
                                                                        Suite 801
                                                                        New York, NY 10017
=================================================================================================

                                   Schedule II


                  The name and present principal occupation of each of the executive officers and directors of Pharos Fund Limited are set forth below.

=================================================================================================
       Name and                       Position with Reporting           Principal Occupation
       Citizenship                            Person                    and Business Address
-------------------------------------------------------------------------------------------------
Alan L. Brown                       Secretary and Director              Executive Vice President
                                                                        Winchester Global Trust
British citizen                                                         Company Limited
                                                                        Williams House
                                                                        20 Reid Street
                                                                        Hamilton HM 11
                                                                        Bermuda
-------------------------------------------------------------------------------------------------
Patrik Hannell                      Director                            Executive Vice President
                                                                        Hannells Industrier
Swedish citizen                                                         Kvekatorpsvagen 25
                                                                        Box 174
                                                                        Falkenberg, 311 22
                                                                        Sweden
-------------------------------------------------------------------------------------------------
Oskar P. Lewnowski                  Director                            Chairman and Director
                                                                        Olympia Capital
Austrian citizen                                                        International Inc.
                                                                        Williams House
                                                                        20 Reid Street
                                                                        Hamilton HM 11
                                                                        Bermuda
--------------------------------------------------------------------------------------------------
Zakiya M. Alireza                   Director                            Loutfy Mansour
                                                                        International Distribution
Egyptian citizen                                                        Co.
                                                                        9, Maksoud Pasha Street
                                                                        P.O. Box 726
                                                                        Alex.
                                                                        Smouha-Alexandria
                                                                        Egypt
--------------------------------------------------------------------------------------------------
Paul S. Schreiber                   Director                            Partner
                                                                        Shearman & Sterling
United States citizen                                                   599 Lexington Avenue
                                                                        New York, New York
                                                                        10022



-------------------------------------------------------------------------------------------------
Philip C. Pedro                     Alternate Director                 Consultant
                                                                       'Philobie'
British Citizen                                                        3 Park View Lane
                                                                       Devonshire DV03
                                                                       Bermuda

=================================================================================================

                                  Schedule III


                  The names and present principal occupations of each of the general partners of Lighthouse Partners USA, L.P. are set forth below.

=================================================================================================
       Name and                       Position with Reporting           Principal Occupation
       Citizenship                            Person                    and Business Address
-------------------------------------------------------------------------------------------------
Archery Capital, LLC                General Partner                     Investment advisory
                                                                        services
                                                                        237 Park Avenue
                                                                        Suite 801
                                                                        New York, NY 10017
-------------------------------------------------------------------------------------------------
Lighthouse Management,              General Partner                     Fund administrative
Inc.                                                                    services
                                                                        237 Park Avenue
                                                                        Suite 801
                                                                        New York, NY 10017
=================================================================================================

                                  EXHIBIT INDEX


================================================================================
Exhibit                         Description                      Page No.
--------------------------------------------------------------------------------
   A.       Advisory Agreement between Archery Capital,
            LLC and Pharos Fund Limited, dated April
            30, 1996
--------------------------------------------------------------------------------
   B.       Limited Partnership Agreement of Lighthouse
            Partners USA, L.P., dated January 1, 1997.
--------------------------------------------------------------------------------
   C.       Joint Filing Agreement among Archery
            Capital, LLC, Pharos Fund Limited and
            Lighthouse Partners USA, L.P.
================================================================================